FORM 6–K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 27, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street Moscow 109147 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Mikhail Smirnov
	Name:	Mikhail Smirnov
	Title:	President

Date: August 27, 2003

FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2003

•                  MTS reports revenues of $606.0 million for Q2 2003, up 92% year-on-year.

•                  Operating income increase of 100% year-on-year to $225.4 million for Q2 2003; operating margin was 37%.

•                  Net income rose by 98% year on year to $128.5 million.

•                  In Q2 2003, UMC, MTS’ Ukraine subsidiary, contributed $99.1 million to MTS’ revenues and $16.3 million to net income.

•                  As of August 25, 2003, MTS’ consolidated subscriber base was over 12.76 million customers, of which 10.47 million were in Russia and 2.29 million were in the Ukraine.

Moscow, Russian Federation – August 26, 2003 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Eastern Europe(1), today announces its financial results for the second quarter ended June 30, 2003.

Revenues for the second quarter of 2003 were $606.0 million, a 92% increase on the same quarter in 2002 and a 36% increase on the previous quarter.

Second quarter 2003 operating income was $225.4 million, a 100% increase on the same quarter in 2002, and a 51% increase on the previous quarter.  Operating margin in the second quarter of 2003 was 37%.

Net income for the second quarter of 2003 was $128.5 million, a 98% increase on the same quarter in 2002 and a 60% increase compared to the previous quarter.

Financial Highlights (Unaudited)

US$ million	Q2 2003	Q2 2002	Change Y-on-Y	Q1 2003	Change Q-on-Q
Revenues	$606.0	$316.3	92%	$446.1	36%
Operating income	$225.4	$112.9	100%	$149.6	51%
Operating margin	37%	36%	—	34%	—
Net income	$128.5	$64.8	98%	$80.2	60%

Note: The Company’s depreciation and amortization charges were $99.6 million for Q2 2003, $75.2 million for Q1 2003, and $49.1 million for Q2 2002.

As of June 30, 2003, MTS’ consolidated subscriber base was approximately 11.34 million.  During the second quarter of 2003, the subscriber base increased by approximately 1.92 million, of which approximately 1.68 million users were added through organic growth of the Company’s business in Russia and 240,000 were added by the acquisition in April 2003 of a majority stake in Taif-Telcom, a local mobile operator in Tatarstan. Mobile TeleSystems LLC, a mobile operator in Belarus in which we have a 49.0% stake, serviced approximately 170,200 users as of June 30, 2003.

(1) In terms of numbers of subscribers

As of August 25, 2003, MTS’ consolidated subscriber base was comprised of 12.76 million customers, of which 10.47 million were in Russia and 2.29 million were in the Ukraine.  In addition, Mobile TeleSystems LLC serviced 241,000 subscribers in Belarus as of August 25, 2003.

Revenues and net income from MTS’ operations in Russia during the second quarter of 2003 were $506.9 million and $112.2 million, respectively, compared to $416.2 million and $78.7 million, respectively in the first quarter of 2003.  MTS’ operations in the Ukraine(2) contributed $99.1 million to the Company’s revenues and $16.3 million to net income during the second quarter of 2003(3).

Taif-Telcom, in which the Company acquired a 52.7% stake during the second quarter of 2003(4), contributed $6.4 million to the Company’s revenues and net losses of $1.6 million in the second quarter of 2003.

The Company’s operating margin increased from 36% in the second quarter of 2002 and 34% in the first quarter of 2003 to 37% in the second quarter of 2003.  This increase was partially due to seasonal increases in minutes of usage during spring and summer months, continued increases in our subscriber base, and lower operating expenses as a percentage of revenues.

In the second quarter of 2003, MTS’ bad debt provisions decreased to $8.3 million compared to $14.6 million in the first quarter of 2003.  This decrease resulted from a number of measures taken by MTS management during the second quarter to reduce customer and dealer fraud.

MTS’ capital expenditures on property, plant and equipment during the second quarter of 2003 totaled $227.2 million (of which $42.2 million was spent in the Ukraine), increasing total capital expenditures for the first six months of 2003 to $325.8 million.  In addition, MTS spent $43.1 million on purchases of intangible assets during the second quarter of 2003 (of which $9.3 million was spent in the Ukraine), increasing total expenditures on intangible assets during the first six months of 2003 to $57.4 million.

MTS made advances of $6.1 million to its unconsolidated subsidiary in Belarus, Mobile TeleSystems LLC, in the second quarter of 2003 and $16.1 million in the first six months of 2003.

MTS’ total debt(5) at the end of the second quarter of 2003 was $917.3 million, while net debt was at $773.7 million.  Subsequent to the end of the second quarter of 2003, MTS completed a placement of $300 million, 1-year unsecured 144A/Regulation S Floating Rate Notes in the international debt capital markets.

Commenting on the results, Nikolay Tsekhomsky, MTS’ Chief Financial Officer, said: “Our strategy of expansion into new geographic markets has delivered significant results in terms of growth in revenues and net income.  Improving our cost efficiency has also helped us to report improved operating margins”.

(2) At the date of this press release MTS has not finalized the purchase price allocation for the acquisition of UMC. Amounts reported herein are based on preliminary purchase price allocation and are subject to change.

(3) MTS began to consolidate Ukrainian Mobile Communications (UMC), its Ukrainian subsidiary, into its financial statements effective March 1, 2003.

(4) In April and May 2003, MTS acquired 51% and 1.7% stakes, respectively, in Taif-Telcom for $61.0 million and $2.3 million, respectively, giving MTS a 52.7% total stake in Taif-Telcom.

(5) Total debt is comprised of the current portion of long-term debt, current capital lease and finance obligations, long-term debt, and long-term capital lease and finance obligations. Net debt is the difference between total debt and cash and cash equivalents and short-term investments.

Operational Highlights

	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003
Total subscribers, end of period (mln)	4.37	5.43	6.64	9.42	11.34
Russia (mln)	4.37	5.43	6.64	7.60	9.32
Ukraine (mln)	—	—	1.70	1.82	2.02
MTS Belarus(6)	3,881	14,378	42,525	83,200	170,200
Russia
ARPU (US$)	$25.0	$25.2	$21.2	$18.5	$18.7
MOU (minutes)	167	175	175	148	162
Churn rate (%)	7.7	7.5	10.1	11.6	11.0
SAC per gross additional subscriber (US$)	$39	$32	$34	$30	$27
Ukraine
ARPU (US$)	—	—	—	$15.9	$17.2
MOU (minutes)	—	—	—	87	97
Churn rate (%)	—	—	—	8.9	5.5
SAC per gross additional subscriber (US$)	—	—	—	$51	$37

Note: See Attachment A for definitions of ARPU, MOU, Churn and SAC

MTS Operations in Russia

As of June 30, 2003, MTS serviced 9.32 million subscribers in Russia, of which 1.2 million were enrolled in the Company’s pre-paid Jeans tariff plans.  According to AC&M-Consulting, an independent market research company, MTS’ share of the mobile communication market in Russia was 37% at the end of the second quarter of 2003.  The Company’s average monthly revenue per user (ARPU) in Russia increased in the second quarter of 2003 to $18.7, compared to $18.5 reported for the first quarter of 2003.

Average monthly minutes of usage per subscriber (MOU) in the second quarter of 2003 increased to 162 minutes from 148 minutes in the first quarter of 2003.  Management believes that the increase is largely attributable to the higher seasonal usage of mobile phones in Russia during the spring and summer periods as well as increased roaming traffic.

The Company’s churn rate in Russia declined from 11.6% in the first quarter of 2003 to 11.0% in the second quarter of 2003.

The Company’s subscriber acquisition cost (SAC) per gross additional subscriber in Russia continued to decline in the second quarter of 2003 reflecting the lower cost of attracting mass-market subscribers (and, in particular, the lower commissions that we pay to dealers for Jeans subscribers) and increased economies of scale.  SAC per gross additional subscriber for the second quarter of 2003 was at $27 compared to $30 in the first quarter of 2003.

(6) MTS owns a 49% stake in Belarus operator Mobile TeleSystems LLC, which is not consolidated.

MTS Operations in Ukraine

MTS operates in the Ukraine through Ukrainian Mobile Communications (UMC). MTS acquired a 57.7% stake in UMC in March 2003, and began to consolidate UMC into its financial statements from March 1, 2003.  During the second quarter of 2003, MTS acquired an additional 26.0% stake in UMC, increasing its total stake in UMC to 83.7%. MTS acquired the remaining 16.3% stake in July 2003.  The total price paid by MTS for UMC (including acquisition costs) was $374.9 million.  In addition, in connection with MTS’ agreement to acquire UMC, MTS agreed to restructure and guarantee UMC’s indebtedness totaling $58.1 million.

As of June 30, 2003 MTS in the Ukraine provided services to 2.02 million subscribers compared to 1.82 million as of March 31, 2003 and 1.70 million serviced by UMC as of December 31, 2002.  As of June 30, 2003, 72% of MTS subscribers in the Ukraine were enrolled in the Company’s pre-paid tariff plan.  According to an independent publication, Ukrainian News, MTS’ market share in the Ukraine as of June 30, 2003 was at 46%.

MTS’ ARPU in the Ukraine in the second quarter of 2003 was $17.2, compared to $15.9 in the first quarter of 2003.  The increase in ARPU resulted from a seasonal growth in usage which increased from 87 minutes in the first quarter of 2003 to 97 minutes in the second quarter of 2003.

MTS’ SAC per gross additional subscriber in the Ukraine in the second quarter of 2003 was at $37, which is a decrease from $51 reported in the first quarter of 2003.  Similar to the trends experienced by MTS in Russia, the decrease in the subscriber acquisition costs in the Ukraine was largely attributable to the lower cost of acquiring of mass market subscribers.

Implementation of the Expansion Strategy

In April and May 2003, MTS acquired 51% and 1.7% stakes in Taif-Telcom, the largest cellular operator in Tatarstan, for $61.0 million and $2.3 million, respectively.  Taif-Telcom provides GSM mobile services in the Republic of Tatarstan in the Volga region of Russia, which has a population of approximately 3.8 million.  Its subscriber base as of the date of MTS’ acquisition in April 2003 was approximately 240,000 people.  MTS had no licenses to provide services in Tatarstan prior to acquisition of Taif-Telcom.

MTS has signed and/or completed a number of other transactions subsequent to the end of the second quarter aimed at increasing the scale of the Company’s operations, including the following:

On August 12, 2003, MTS announced that it had reached agreements to acquire, in a series of related transactions:

•                  a 46% stake in a Uraltel, the largest GSM operator in the Sverdlovsk region of Russia with the total population of 4.5 million.  MTS already held a 53.2% stake in Uraltel through its 100%-owned subsidiary, Telecom-900.  Uraltel provided services to approximately 244,000 subscribers as of June 30, 2003.  This transaction was completed on August 14, 2003, giving Telecom-900 a 99.85% stake in Uraltel.

•                  a 50% stake in Primtelefon, which holds a GSM license for the entire Far East region of Russia and certain parts of Siberia with a combined population of approximately

11.4 million(7) covered by the license.  Primtelefon’s subscriber base as of July 1, 2003 was around 74,000 (69,000 on GSM networks and 5,000 on NMT networks).

•                  a 50% stake in Volgograd Mobile, a GSM operator in the Volgograd region of Russia.  The region’s population is approximately 2.7 million and Volgograd Mobile’s subscriber base as of July 1, 2003 was around 4,600.

•                  a 50% stake in Astrakhan Mobile, a GSM operator in the Astrakhan region (Volga part of Russia) with a population of approximately 1 million.  Astrakhan Mobile’s subscriber base as of July 1, 2003 was around 7,100.

•                  a 100% stake in Mar Mobile, a GSM-license holder in the Mari El Republic in the Volga part of Russia, with a population of 730,000.  Mar Mobile is not yet operational.

The total purchase price for these stakes is approximately $71 million.  The total net debt of all the companies listed is approximately $25 million.(8)

On August 22, 2003, MTS completed the purchase of 100% of Sibchallenge, a cellular operator in the Krasnoyarsk region, for $45.4 million.  Sibchallenge holds licenses to provide GSM and DAMPS mobile services in the Krasnoyarsk region of Siberia, the Republic of Hakasiya, and in the Taimyr Autonomous region, all which are located in the Siberian part of Russia.  The Krasnoyarsk region has a combined population of approximately 3 million.  MTS was not licensed to provide mobile services in the Krasnoyarsk region prior to the acquisition of Sibchallenge.  Sibchallenge’s subscriber base as of the date of purchase was approximately 130,000 customers, of which 123,000 were serviced by its GSM network and 7,000 – by its DAMPS network.

Integration of Acquired Properties

MTS’ management continues to focus on the integration of acquired GSM operators into the Company’s unified network.  As a part of this effort, in the second quarter of 2003 MTS introduced the MTS brand and MTS unified tariff plans to Kuban GSM and Dontelecom, the Company’s subsidiaries in the Krasnodar and Rostov regions of Russia, respectively. MTS’ Jeans brand was introduced in the Ukraine in August 2003, and approximately 36,000 MTS’ subscribers in the Ukraine use Jeans as of today.  MTS plans to introduce the MTS brand and MTS unified tariff plans to Taif-Telcom in September 2003.

Changes in Management

As reported earlier, Mikhail Smirnov, the Company’s current President, will step down as the head of MTS to join Moscow City Telephone Network (MGTS), one of the largest fixed-line operators in Russia, as the new General Director.  MGTS is majority owned by AFK Sistema, the majority shareholder in MTS.  Vassiliy Sidorov was nominated as the new President of MTS at a meeting of the Company’s Board of Directors held on August 11, 2003.  Mr. Sidorov’s candidacy will be voted upon at an Extraordinary Shareholders meeting to be held on October 25, 2003.  The Board also named Mr. Sidorov as acting President of MTS from September 1, 2003.  Mr. Sidorov is currently the First Deputy General Director of Sistema-Telecom, the telecoms arm of AFK Sistema, where he has been responsible for financial issues and investment policy.  He has been an MTS Board member since 2002.

(7) The Russian regions under the license are: Sakha (Yakutia), Khabarovsk, Primorye, Amur, Magadan, Sakhalin, Irkutsk, Chita regions, Evreysky, Chukotka, Kamchatka, Ust-Ordynsky, Aginsky Buryatsky, and Koryaksky autonomous regions as well as the Republic of Buryatiya.

(8) MTS does not believe that it will have the ability to exercise the control and therefore will not consolidate the results of operations of Primtelefon, Astrakhan Mobile and Volgograd Mobile.

Also, as reported earlier, Nikolay Tsekhomsky was appointed as MTS’ Vice President of Finance (Chief Financial Officer) in July 2003.  Mr. Tsekhomsky, who formerly held the post of Financial Director of MTS, replaced Willem van Bommel.

***

For further information contact:

Mobile TeleSystems, Moscow
Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia and Eastern Europe in terms of the number of subscribers.  Together with its subsidiaries, the Company services over 12.8 million subscribers. MTS and its subsidiaries are licensed to provide GSM services in 61 regions of Russia, in the Ukraine and in Belarus, which together have a total population of approximately 172.7 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com

***

These materials are not an offer for sale of any securities in the United States.  Any securities may not be offered or sold in the United Sates absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.  Mobile TeleSystems OJSC has not registered and does not intend to register any portion of any offering in the United States or to conduct a public offering of any securities in the United States.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”).  Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.  Stabilization/FSA.

This press release is not a public offer or advertisement of securities in the Russian Federation, and is not an offer, or an invitation to make offers, to purchase any securities in the Russian Federation.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F, as amended. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

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Attachment to The Second Quarter 2003 Earnings Press Release

Attachment A

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account does not have a negative balance for more than sixty-one days, or one hundred and eighty three days in the case of our Jeans brand tariff launched in November 2002.

Average monthly service revenue per subscriber (ARPU). We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a “subscriber” as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales, marketing expenses, and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2003 AND SIX MONTHS ENDED JUNE 30, 2002 AND 2003

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended June 30		Six months ended June 30
	2002	2003	2002	2003
OPERATING REVENUES
Service revenues, net	$294 314	$571 375	$522 386	$992 673
Connection fees	5 687	8 852	12 228	16 166
Equipment revenues	16 297	25 812	29 288	43 295
	316 298	606 039	563 902	1 052 134

OPERATING EXPENSES
Interconnection and line rental	31 366	44 508	55 081	78 908
Roaming expenses	11 597	24 726	28 713	45 269
Cost of equipment	20 001	45 754	38 119	73 639
Operating expenses	51 826	88 219	91 672	168 944
Sales and marketing expenses	39 494	77 828	64 795	135 564
Depreciation and amortization	49 089	99 584	90 678	174 774
	203 373	380 619	369 058	677 098

Net operating income	112 925	225 420	194 844	375 036

CURRENCY EXCHANGE AND TRANSLATION LOSSES (GAINS)	(141)	(666)	690	(1 408)

OTHER EXPENSES (INCOME):
Interest income	(2 093)	(5 591)	(5 497)	(8 823)
Interest expenses	11 084	23 036	20 687	41 848
Other expense	864	605	2 721	855
Total other expenses, net	9 855	18 050	17 911	33 880

Income before provision for income taxes and minority interest	103 211	208 036	176 243	342 564

PROVISION FOR INCOME TAXES	28 039	55 943	53 954	96 412

MINORITY INTEREST	10 389	23 569	14 688	37 410

NET INCOME	$64 783	$128 524	$107 601	$208 742

Earnings per share – basic and diluted	0.033	0.065	0.054	0.105

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2002 AND JUNE 30, 2003

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31 2002	June 30 2003

CURRENT ASSETS:
Cash and cash equivalents	$34 661	$113 561
Short term investments	30 000	30 000
Trade receivables, net	40 501	82 929
Accounts receivable, related parties	3 569	4 284
Inventory	41 386	56 443
Prepaid expenses and other current assets	208 213	279 423
Total current assets	358 330	566 640

PROPERTY, PLANT AND EQUIPMENT, NET	1 344 633	1 866 543

INTANGIBLE ASSETS, NET	525 009	742 588

INVESTMENTS IN AND ADVANCES TO AFFILIATES	34 034	51 207

OTHER ASSETS	21 290	7 129

Total assets	$2 283 296	$3 234 107

CURRENT LIABILITIES:
Accounts payable	$117 623	$161 077
Accrued expenses and other	213 291	446 904
Accounts payable, related parties	4 968	5 582
Current portion of long term debt, capital lease and finance obligations	88 330	141 001
Total current liabilities	424 212	754 564

LONG-TERM LIABILITIES
Long term debt	358 914	769 067
Capital lease and finance obligations	7 241	7 237
Deferred income taxes	105 818	118 347
Deferred revenue and other	19 964	39 142
Total long term liabilities	491 937	933 793

Total liabilities	915 879	1 688 357

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	65 373	142 454

STOCKHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of June 30, 2001 and December 31,2000, 345,244,080 of which are in the form of ADS)	50 558	50 558

Treasury stock (9,966,631 common shares at cost)	(10 206)	(10 206)
Additional paid in capital	558 102	558 762
Unearned compensation	(212)	(212)
Shareholder receivable	(34 412)	(31 087)
Retained earnings	738 214	835 481
Total shareholders’ equity	1 302 044	1 403 296

Total liabilities and stockholders’ equity	$2 283 296	$3 234 107

MOBILE TELESYSTEMS

CONDENCED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30 2002 AND JUNE 30, 2003

(Amounts in thousands of U.S. dollars)

	Six months ended June 30 2002	Six months ended June 30 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$107 601	$208 742

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	14 688	37 410
Depreciation and amortization	90 678	174 774
Amortization of deferred connection fees	(12 228)	(16 166)
Provision for obsolete inventory	1 572	3 277
Provision for doubtful accounts	2 850	22 851
Loan interest accrued	20 827	41 849
Loan interest paid	(19 674)	(25 969)
Deferred taxes	(3 375)	(17 064)
Non-cash expenses associated stock bonus and stock options
Changes in operating assets and liabilities:
Increase in accounts receivable	(15 465)	(41 732)
Increase in inventory	(4 434)	(4 255)
Increase in prepaid expenses and other current assets	(57 246)	(31 412)
(Decrease) Increase in accounts payable, accrued liabilities and other payables	(18 479)	43 036

Net cash provided by operating activities	107 315	395 341
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(234 144)	(325 843)
Purchase of intangible assets	(7 872)	(57 396)
Increase in short-term investments	85 304	—
Increase in investments in and advances to affiliates	(10 846)	(17 173)
Purchases of businesses, net of cash aquired	(112 113)	(301 814)
Net cash used in investing activities	(279 671)	(702 226)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes issue	50 808	400 000
Notes issuance cost	(649)	(3 929)
Capital lease obligaiton principal paid	(6 400)	(6 982)
Proceeds from short-term debt and other payments	23 338	58 144
Loan principal paid	(1 800)	(61 895)
Net cash used in financing activities	65 297	385 338

Effect of exchange rate changes on cash and cash equivalents	(747)	447

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS:	(107 806)	78 900

CASH AND CASH EQUIVALENTS, at beginning of period	219 629	34 661

CASH AND CASH EQUIVALENTS, at end of period	$111 823	$113 561